Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

February 19, 2019

Anuja A. Majmudar

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Diversified Marketing Group Inc.
Amendment #1 to Registration Statement on Form S-1
File No. 333-228706

Dear Ms. Majmudar:

Attached for filing with the Securities and Exchange Commission is Amendment No. 1 to the Global Diversified Marketing Group Inc. registration statement on Form S-1.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated February 5, 2019 (the “Comment Letter”). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

The Company

1.	Disclosure has been amended in The Company discussion in the Summary section and appears on page 3 of the prospectus. Additional disclosure has been added in the Business Section and appears on page _____ of the prospectus.

2.	Disclosure has been amended in The Company discussion in the Summary section and appears on page 3 of the prospectus. Additional clarifying disclosure has been added in the Business Section and appears on page 10 of the prospectus.

Dilution

3.	The dilution calculations have been added and appear on page 9 of the prospectus.

Competition

4.	The disclosure has been modified and appears on page 12 of the prospectus.

Management’s Discussion and Analysis of Financial Condition

5.	The noted agreement has been filed as an exhibit.

Advisors

6.	The noted disclosure has been added and appears on page 20 of the prospectus.

Executive Compensation

7.	The requested compensation table has been added and appears on page 21 of the prospectus.

Certain Relationships and Related Transactions

8.	The noted disclosure has been added and appears on page 22 of the prospectus.

Signatures

9.	The additional signature line as noted has been added and appears in the signature box of the registration statement.

Financial Statements

10.	The Staff’s comment is noted.

11.	Unaudited pro forma financial statements for the year ended December 31, 2017 and the period ended September 30, 2018 have been added to the prospectus and appear in the financial statement section of the prospectus.

Global Diversified Holding, Inc. Financial Statements

12.	We have revised the Statement of Cash Flows for the fiscal years ended December 31, 2017 and 2016 to present the cash payments to redeem common stock as cash used in financing activities.”

Sincerely,

Lee W. Cassidy, Esq.